Exhibit 99.1

September 21, 2023 / Visionary Education Technology Holdings Group Inc. (the "Company") (NASDAQ: VEDU), a private education provider located in Canada, with subsidiaries in Canada and market partners in China, today announced the Company has decided to diversify its business into three sectors: Education, Life Sciences, and Artificial Intelligence. In addition, the Board has appointed Mr. Charlie Penn as our Chief Operating Officer, effective September 14, 2023.

The global recovery from the pandemic has spurred some economic growth, especially in the education sector. This growth demands higher efficacy and efficiency in education and training, particularly with the use of the latest Artificial Intelligence ("AI”) technology for better life quality and living style. Therefore, the company is expanding its business to reflect its focus on the new generation of Education, AI and Life Science, including the expansion into life sciences for a future synergy from those exciting breakthroughs in technology. The wide-ranging integration of AI into nearly every market sector has sparked a significant demand for the corresponding educational components required to fully leverage this advanced technology. The Company, already a leader in the education sector, will now participate in the massive task of educating the global community to work in parallel with the latest AI developments. This initiative, demanding heightened efficacy and efficiency in education and training, is set to elevate the quality of life and lifestyle for populations around the world.

The Board has appointed Mr. Charlie Penn to serve as the Company’s Chief Operating Officer due to his extensive investment and education management experience. In 1999, he invested in Canada Princeton College and served as an executive director. He led the management upgrade of the college from being registered by the BC PCTIA to being recognized as a college accreditation, offering Pre-University English, Business Diploma, and University credit transfer courses. A large number of international students enrolled in multiple Canadian and US universities after completing the college's English and Pre-University courses. Mr. Penn presided over the signing of distance education cooperation agreements with Lincoln University, Central University, and City University in the United States, offering MBA/BBA distance education classrooms, and organizing course exams and graduation ceremonies for American universities at the college in British Columbia. Mr. Charlie Penn also engaged in industrial real estate investment in 2007 and served as the Executive Director of Birmingham Holdings (Hong Kong Main Board Listed Companies stock code 02309) and the Executive Director of English Premier League Football Club in 2013, responsible for the management of the listed company's business and sports real estate operations. Mr. Penn earned two diplomas in Administration and Computer Applications, and also completed a Master's level program in Political Economy from Peking University through on-the-job education.

Ms. Fan Zhou, Chief Executive Officer and Chairman of the Board of the Company, commented: “We are excited to welcome Mr. Charlie Penn to the Company, Mr. Penn’s rich experience in education and investment management will bring deep and valuable vision to guide the Company to the next level of success. I look forward to working closely with him.”

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Toronto, Canada, is a private education provider located in Canada, with subsidiaries in Canada and market partners in China, that offers high-quality education resources to students around the globe. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving and will continue to serve both Canadian and international students. For more information, visit the Company's website at https://ir.visiongroupca.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "would," "continue," "should," "may," or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Visionary Education Technology Holdings Group Inc.

Investor Relations Department

Email: ir@farvision.ca